No. 18/2002

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

Date: April 9, 2002 PE

SWISSCOM AG

(Registrant's Name)

Alte Tiefenaustrasse 6
CH-3048 Worblaufen
(postal address: Swisscom AG, 3050 Bern)
Switzerland
(Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F ☐ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SWISSCOM AG
Group Legal Services

By: ....

Name: Dr. Markus Kick
Title: Senior Counsel
Head of GLS-Corporate & Financial Law

Date: April 9, 2002

swisscom

Please find herewith the following key features of Swisscom's dividend.

date of the ex dividend	May 6, 2002
maturity	May 6, 2002
dividend/share (gross)	sFr. 11.00*

*according to the proposal of the board of directors

Berne, March 28, 2002

swisscom

Press Release

Swisscom applies for basic service provision licence

Swisscom has applied for the basic service provision licence from 1 January 2003. Basic service provision covers a wide range of telecom services which are offered at standard prices nationwide. The upper price limit for telephone lines laid down last year by the Federal Council and the prescribed calculation model for investment contributions mean that the high deficit incurred by basic service provision looks set to remain. The price regulation, which sets the price well below economic cost, reduces the incentive for investment.

Under the terms of the Telecommunications Act (FMG), Swisscom is responsible for ensuring basic service provision without compensation for uncovered costs from 1998 until the end of 2002. The leading Swiss telecoms provider is now applying for the basic service provision licence from 2003 until 2007. A full-service provider with nationwide coverage and proprietary infrastructure, Swisscom is committed to providing a modern public service. The core element of basic telecom service provision in Switzerland is the fixed-line access, which allows nationwide access under equal terms and conditions to public telephone services and the Internet.

High cost deficit – price regulation will hamper future investments

The upper price limit laid down for political reasons by the Federal Council of CHF 25.25 (incl. VAT) for a standard analog telephone line is not sufficient to cover costs. According to what Swisscom considers to be the correct calculation model, which is based on LRIC (Long Run Incremental Cost), high uncovered costs are incurred by the basic service provider. The law makes provision for the uncovered costs of basic service provision by providing compensation through contributions from the telecom sector to an investment fund. However, since in its ruling the Federal Council has stipulated book values and hence historical costs as the basis for calculation, the result of this is lower calculated costs and therefore smaller contributions to the investment fund.

Since in view of its market leader position Swisscom would make the largest contribution to the fund and setting up and managing such a fund entails considerable administrative costs, Swisscom will not be claiming investment contributions for basic service provision for the period 2003 to 2007. If LRIC had been used as the basis for calculation, Swisscom would have applied to set up a fund. Through its choice of calculation model, the Federal Council has clearly reduced the basic service provider's incentive to invest.

Berne, 4 March 2002

Swisscom Ltd
Group Media Relations
3050 Berne

Phone +41 31 342 91 93
Fax +41 31 342 06 70

www. swisscom.com
media@swisscom.com

Swisscom Fixnet first provider to introduce a uniform tariff nationwide

On 1 May 2002, Swisscom will become the first provider to introduce a uniform tariff nationwide on the fixed network. Calls will cost CHF 0.08 per minute (standard rate) or CHF 0.04 (off-peak rate) irrespective of distance. The new tariff structure is very simple and transparent. At the same time, Swisscom Fixnet is launching a new and attractive offer for Internet users with free surfing hours.

Surveys have shown that customers value simple and transparent price structures. This is why Swisscom Fixnet has simplified its tariffs. The new low-cost uniform tariff on the fixed network means that a call between 8 a.m. and 5 p.m. will now cost CHF 0.08 per minute throughout Switzerland. From 5 p.m. until 8 a.m., at weekends and on bank holidays, customers will be able to make calls throughout Switzerland for CHF 0.04 per minute. The new price structure applies to all fixed network lines and public payphones and will not affect Swisscom's revenues.

The highly popular Evening call and Weekend call offers (calls for CHF 1 per hour) will still be available. Also unchanged are the prices for calls abroad and calls to mobile networks.

The existing Global Volume discount scheme for customers with monthly call charges of at least CHF 100 is to be extended. Discounts now also apply to calls within Switzerland as well as calls abroad and calls to the Swisscom Mobile network. The new tariff structure also applies to customers of Swisscom Enterprise Solutions.

Every sixth surfing hour free

Swisscom is introducing new free surfing hours for Internet users. Swisscom Fixnet customers without carrier preselection and with a Bluewin Highway or Freeway subscription will receive every sixth surfing hour free. This means 5 hours of surfing followed by 1 hour (worth CHF 1.80) free, up to a maximum of 10 free hours per month. These will be automatically credited as a discount to the customer's fixed network bill. Registration is not necessary.

The new offer will replace the present ISDN surf bonus and will also apply to customers with analog telephone lines.

The new tariffs at a glance

Swisscom Fixnet tariffs valid from 1 May 2002

New	Standard rate	Off-peak rate
CHF per minute	Mon-Fri 8 a.m.-5 p.m.	Mon-Fri 5 p.m.-8 a.m. Sat/Sun and bank holidays
National fixed network calls	**0.08**	**0.04**

All prices incl. VAT.

Swisscom Fixnet tariffs to date

To date	Standard rate	Off-peak rate	Night-time rate
CHF per minute	Mon-Fri 8 a.m.-5 p.m.	Mon-Fri 6 a.m.-8 a.m. Sat/Sun 6 a.m.-10 p.m. and bank holidays	Mon-Sun 10 p.m.-6 a.m.
Local	**0.067**	**0.033**	**0.017**
Long-distance	**0.12**	**0.10**	**0.063**

All prices incl. VAT.

http://www.swisscom.com/fx/content/index_EN.html

Berne, 7 March 2002

Swisscom Ltd
Group Media Relations
Phone +41 31 342 91 93
www. swisscom.com

swisscom

Press Release

Swisscom repurchases 9.9% of its share capital

Swisscom has successfully concluded its share buyback through the issue of tradable put options. Of the 73,550,000 put options issued, 73'467'390 or 99,9% were exercised. Swisscom has therefore bought back 7'346'739 of its own registered shares for the purpose of reducing share capital; this is equivalent to 9.9% of the total share capital. The total volume of shares repurchased amounts to CHF 4.3 billion.

On 22 February 2002 shareholders were allocated free put options with an exercise date of 7 March 2002. Ten put options entitle the holder to sell one registered share at a price of CHF 580 gross or CHF 382.95 net after deduction of 35% federal withholding tax on the difference between the buyback price and the nominal value of the share.

At the General Meeting on 30 April 2002 the Swisscom board of directors intends to propose a capital reduction equivalent to the volume of shares repurchased. Shares acquired under the buyback scheme carry neither voting nor dividend rights.

The Swiss Confederation now holds 41'531'200 registered shares, which is equivalent to 62.7% of Swisscom's share capital after entry of the capital reduction in the commercial register. The free-float in Swisscom registered shares has increased to 37.3%.

Berne, 11 March 2002

Swisscom Ltd
Group Media Relations Phone +41 31 342 91 93 www. swisscom.com

swisscom

Press Release

2001 Annual Results:

Swisscom increases operating income - high cash flow

In a stable market environment the Swisscom Group achieved an increase in revenue of 0.8% to CHF 14.17 billion in 2001. Operating income before interest, tax and depreciation (EBITDA) rose by 9.3% to CHF 4.41 billion, primarily due to the successful performance of Swisscom Mobile. Operating income (EBIT) increased year-on-year by 22.1%. Thanks to a high operating cash flow of CHF 3.39 billion and exceptional transactions, Swisscom is in excellent financial shape. At CHF 4.96 billion, net income is 57% higher despite extraordinary impairment charges. At the Shareholders' Meeting the Board of Directors will propose an unchanged distribution of CHF 19 per share, comprising a dividend of CHF 11 and a reduction in par value of CHF 8. Swisscom expects a slight growth in revenue for 2002 and is strives for the same level of operating income (EBITDA) as in 2001. Net income will be significantly lower.

Thanks to improvements in its operating business and a targeted investment policy over the past few years, the Swisscom Group is in an extremely robust financial shape: at the end of 2001 net funds stood at CHF 2.9 billion while cash and cash equivalents and current financial assets amounted to CHF 7.1 billion. The cash position allowed Swisscom to buy back own shares in a value of CHF 4.3 billion, a program which was successfully completed in March 2002. At the Shareholder's Meeting the Board of Directors of Swisscom will propose that the repurchased shares be cancelled and the Group's share capital reduced accordingly by 9.99%.

At the Shareholders' Meeting on 30 April 2002 the Board of Directors of Swisscom Ltd will propose an unchanged dividend of CHF 11 as well as a decrease in share capital via a reduction in par value by CHF 8. Subject to the approval of the Shareholders' Meeting, CHF 19 per share will therefore be paid out to shareholders. This will amount to a total distribution to shareholders of CHF 1.26 billion. In addition, shareholders benefited from Swisscom's healthy financial position in March 2002 when they were assigned put options under the share buy-back scheme.

Success of Swisscom Mobile results in higher operating income

Swisscom posted revenue of CHF 14,174 million in 2001, representing a year-on-year increase of 0.8%. Operating income before interest, tax, and depreciation and before the gain on the sale of real estate (EBITDA) increased by 9.3% to CHF 4,409 million. This increase is primarily attributable to the ongoing success of Swisscom Mobile. Operating income before the sale of real estate and an impairment charge

Swisscom Ltd
Group Media Relations Phone +41 31 342 91 93 www. swisscom.com

in respect of debitel amounted to CHF 2,235 million, representing a year-on-year increase of 22.1%. The sale of 25% of Swisscom Mobile Ltd to Vodafone generated a gain of CHF 3,837 million, while the sale of real estate resulted in a gain of CHF 568 million.

In the fourth quarter of 2001 Swisscom reviewed the value of its shareholdings. This resulted in impairment charges of CHF 1,130 million and CHF 219 million on the debitel and Infonet holdings respectively. A CHF 199 million writedown was made on the loan to UTA of Austria. At CHF 4,964 million, net income for the Swisscom Group is 57% higher than in 2000.

Marked increase in traffic volume in the fixed and mobile network

The positive performance of the Swisscom Group's operating business is also reflected in the marked increase in traffic volumes, which rose by over 13% in both the fixed and mobile network.

Despite tariff reductions introduced on 1 March 2000, **Fixnet – Retail and Network** reported stable revenue from external customers of CHF 3,126 million. Access revenue grew by 4.3% as a result of migration from analog to digital (ISDN). Due to tariff reductions and a decline in traffic, particularly in the local area, revenue from national telephony traffic fell by 6%. Swisscom benefited from an increase in the volume of international telephony traffic and held onto its share of this market. Revenue from value added services rose by 29.1% thanks to the sharp increase in Internet traffic. At CHF 1,691 million, EBITDA in this segment was 1.5% higher than the previous year.

Fixnet – Wholesale and Carrier Services reported stable revenue from external customers of CHF 1,298 million. National wholesale business posted a 22.8% increase in revenue, as a result of the rise in revenue from interconnection due to gains in market share by rival carriers as well as growth in leased lines. Revenue from international wholesale business rose by 24.7% to CHF 283 million due to higher volumes and increased revenue reported by Swisscom North America. A 35% decline in revenue from incoming international traffic was largely attributable to tariff reductions. Intersegment revenue rose sharply as a result of an increase in Internet traffic and transit traffic to the mobile network. As a result of the overall increase in net revenue, EBITDA for the segment rose to CHF 152 million.

Compared with the previous year, **Enterprise Solutions** reported a 2.1% drop in revenue from external customers to CHF 1,796 million. Tariff reductions introduced on 1 March 2000 as well as a decline in national traffic volumes led to a reduction in revenue from telephony traffic. Revenue from external customers for managed network services dropped by 10.6% compared with the previous year due to a sustained reduction in prices, which cannot be offset by the growing demand for broadband . However, Corporate Communications Solutions reported strong ongoing demand for IP (Internet Protocol) based products and posted a 22.8% increase in revenue. Swisscom anticipates further growth

Swisscom Ltd
Group Media Relations Phone +41 31 342 91 93 www. swisscom.com

in this business area. Cost reductions were unable to offset the fall in revenue for this segment. EBITDA for the segment as a whole fell compared with the previous year by 6.4% to CHF 247 million.

As part of the measures already announced in the human resources area, approximately 500 and 120 full-time positions are to be cut at Swisscom Fixnet and Enterprise Solutions respectively up to the end of 2002. Wherever possible this will be achieved through normal staff turnover. Employees affected by these measures are entitled to comprehensive benefits under the Swisscom Group's well-developed "social plan".

Revenue from **Mobile** rose year-on-year by 14.5% to CHF 3,127 million. With high market penetration of around 70%, growth in the Swiss mobile market slackened off. Swisscom Mobile played a successful part in the growth of this market and managed to maintain its high market share. The customer base increased to 3.37 million, including a year-end adjustment of 207,000 for inactive prepaid customers. This growth was primarily due to an increase in the number of contract-customers. Voice revenue rose 14.9% year-on-year to CHF 2,092 million on account of the extended customer base. In the data business, revenue rose by 79.6% to CHF 273 million largely as a result of growth in the SMS area. At CHF 83, average revenue per user and month (APRU) was below the previous year's level of CHF 89. Customer acquisition costs were significantly below the previous year's level due to the slowdown in customer growth and the targeted reduction of dealer commissions in the prepaid area. EBITDA improved by 26.5% to CHF 1,876 million, with an EBITDA margin of 47.1%.

debitel posted a local-currency fall in revenue of 3% compared with the previous year. In Swiss francs, the fall in revenue is greater due to currency movements. Growth in the German mobile market slowed in 2001. Tariff reductions and lower commissions and hardware sales led to a 9.5% fall in revenue in Swiss franc terms from debitel's mobile business in Germany. By contrast, revenue from its non-German business advanced by 10.7% in Swiss francs as a result of positive performance in France, the Netherlands and Denmark. In 2001 subscriber numbers increased in all countries, exceeding the 10 million mark for the first time. In November 2001 debitel acquired Talkline Nederland, a Dutch company. EBITDA at debitel rose by 12% to CHF 187 million in 2001. This improvement is attributable to sound performance in non-German business, which posted positive operating income in all countries

Revenue from **Other** areas fell by 8.4% to CHF 1,019 million. This was largely attributable to the 20.9% decline in net revenue from Swisscom Systems to CHF 477 million. The reduction in earnings from the rental and sale of private branch exchanges was offset by an increase in revenue from service business. Revenue from broadcasting fell by 10.9%, largely due to the amended framework agreements with the Swiss Broadcasting Corporation (SRG) and the sale of the satellite business. Internet service provider Bluewin increased revenue from external customers by 22% to CHF 61 million, primarily as a result of higher volumes. In 2001 the number of subscribers rose by 19.2% to 715,000. EBITDA for the

Cautionary statement regarding forward-looking statements

This communication contains statements that constitute "forward-looking statements". In this communication, such forward-looking statements include, without limitation, statements relating to our financial condition, results of operations and business and certain of our strategic plans and objectives. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors which are beyond Swisscom's ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of governmental regulators and other risk factors detailed in Swisscom's past and future filings and reports filed with the U.S. Security and Exchange Commission and posted on our websites. Readers are cautioned not to put undue reliance on forward-looking statements, which speak only of the date of this communication. Swisscom disclaims any intention or obligation to update and revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Swisscom Ltd
Group Media Relations
Phone +41 31 342 91 93
www. swisscom.com

segment decreased by 7.8% to CHF 142 million. While the first-time consolidation of Swisscom Directories contributed to an increase in EBITDA, lower revenue and a smaller margin at Swisscom Systems combined to produce an overall decline.

New pension plan – reduction in personnel expenses

During the course of 2002 Swisscom will introduce a new, more advanced pension plan. This change resulted in an extraordinary contribution payment of CHF 240 million for 2001. Additionally, Swisscom paid a one-off special contribution of CHF 200 million to its own comPlan scheme for the establishment of a value fluctuation reserve, this amount being charged to existing provisions without affecting net income. comPlan has only been operational since 1999 and in contrast to other Swiss pension schemes has no asset fluctuation reserve because it had only 100% coverage when it became independent of the federal government.

Year-on-year personnel expenses fell by 2% to CHF 2,461 million. This includes costs of CHF 92 million (compared to CHF 122 million in the previous year) for job reduction measures. The average number of employees expressed in FTEs remained stable at 20,988. Excluding debitel, the number of FTE'sincreased by 1.9% to 17,784 as a result of the merger of Swisscom IT with AGI IT Services AG.

Outlook for 2002: stable EBITDA – slight growth in revenue

Swisscom aims to hold on to its leading position in its core business in the Swiss market and, with debitel, to defend its leading position as a network-independent service provider in the European market. Due to the high penetration rate, mobile communications markets in Switzerland and abroad are expected to grow only slightly. In the fixed network business Swisscom expects continued pressure on margins.

Swisscom expects a slight growth in revenue for 2002 and is aiming to achieve the same EBITDA level as the previous year. Since the non-recurring gains generated by the sale of real estate and the disposal of the 25% shareholding in Swisscom Mobile will be absent this year, net income for 2002 is expected to be significantly lower.

For a copy of the Annual Report, visit:

www.swisscom.com/report2001

Berne, 26 March 2002

Cautionary statement regarding forward-looking statements

This communication contains statements that constitute "forward-looking statements". In this communication, such forward-looking statements include, without limitation, statements relating to our financial condition, results of operations and business and certain of our strategic plans and objectives. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors which are beyond Swisscom's ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of governmental regulators and other risk factors detailed in Swisscom's past and future filings and reports filed with the U.S. Security and Exchange Commission and posted on our websites. Readers are cautioned not to put undue reliance on forward-looking statements, which speak only of the date of this communication. Swisscom disclaims any intention or obligation to update and revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Swisscom Ltd
Group Media Relations
Phone +41 31 342 91 93
www. swisscom.com

swisscom

Press Release

2001 Annual Results:

Swisscom increases operating income - high cash flow

In a stable market environment the Swisscom Group achieved an increase in revenue of 0.8% to CHF 14.17 billion in 2001. Operating income before interest, tax and depreciation (EBITDA) rose by 9.3% to CHF 4.41 billion, primarily due to the successful performance of Swisscom Mobile. Operating income (EBIT) increased year-on-year by 22.1%. Thanks to a high operating cash flow of CHF 3.39 billion and exceptional transactions, Swisscom is in excellent financial shape. At CHF 4.96 billion, net income is 57% higher despite extraordinary impairment charges. At the Shareholders' Meeting the Board of Directors will propose an unchanged distribution of CHF 19 per share, comprising a dividend of CHF 11 and a reduction in par value of CHF 8. Swisscom expects a slight growth in revenue for 2002 and is strives for the same level of operating income (EBITDA) as in 2001. Net income will be significantly lower.

Thanks to improvements in its operating business and a targeted investment policy over the past few years, the Swisscom Group is in an extremely robust financial shape: at the end of 2001 net funds stood at CHF 2.9 billion while cash and cash equivalents and current financial assets amounted to CHF 7.1 billion. The cash position allowed Swisscom to buy back own shares in a value of CHF 4.3 billion, a program which was successfully completed in March 2002. At the Shareholder's Meeting the Board of Directors of Swisscom will propose that the repurchased shares be cancelled and the Group's share capital reduced accordingly by 9.99%.

At the Shareholders' Meeting on 30 April 2002 the Board of Directors of Swisscom Ltd will propose an unchanged dividend of CHF 11 as well as a decrease in share capital via a reduction in par value by CHF 8. Subject to the approval of the Shareholders' Meeting, CHF 19 per share will therefore be paid out to shareholders. This will amount to a total distribution to shareholders of CHF 1.26 billion. In addition, shareholders benefited from Swisscom's healthy financial position in March 2002 when they were assigned put options under the share buy-back scheme.

Success of Swisscom Mobile results in higher operating income

Swisscom posted revenue of CHF 14,174 million in 2001, representing a year-on-year increase of 0.8%. Operating income before interest, tax, and depreciation and before the gain on the sale of real estate (EBITDA) increased by 9.3% to CHF 4,409 million. This increase is primarily attributable to the ongoing success of Swisscom Mobile. Operating income before the sale of real estate and an impairment charge in respect of debitel amounted to CHF 2,235 million, representing a year-on-year increase of 22.1%. The sale of 25% of Swisscom Mobile Ltd to Vodafone generated a gain of CHF 3,837 million, while the sale of real estate resulted in a gain of CHF 568 million.

In the fourth quarter of 2001 Swisscom reviewed the value of its shareholdings. This resulted in impairment charges of CHF 1,130 million and CHF 219 million on the debitel and Infonet holdings respectively. A CHF 199 million writedown was made on the loan to UTA of Austria. At CHF 4,964 million, net income for the Swisscom Group is 57% higher than in 2000.

Marked increase in traffic volume in the fixed and mobile network

The positive performance of the Swisscom Group's operating business is also reflected in the marked increase in traffic volumes, which rose by over 13% in both the fixed and mobile network.

Despite tariff reductions introduced on 1 March 2000, **Fixnet – Retail and Network** reported stable revenue from external customers of CHF 3,126 million. Access revenue grew by 4.3% as a result of migration from analog to digital (ISDN). Due to tariff reductions and a decline in traffic, particularly in the local area, revenue from national telephony traffic fell by 6%. Swisscom benefited from an increase in the volume of international telephony traffic and held onto its share of this market. Revenue from value added services rose by 29.1% thanks to the sharp increase in Internet traffic. At CHF 1,691 million, EBITDA in this segment was 1.5% higher than the previous year.

Fixnet – Wholesale and Carrier Services reported stable revenue from external customers of CHF 1,298 million. National wholesale business posted a 22.8% increase in revenue, as a result of the rise in revenue from interconnection due to gains in market share by rival carriers as well as growth in leased lines. Revenue from international wholesale business rose by 24.7% to CHF 283 million due to higher volumes and increased revenue reported by Swisscom North America. A 35% decline in revenue from incoming international traffic was largely attributable to tariff reductions. Intersegment revenue rose sharply as a result of an increase in Internet traffic and transit traffic to the mobile network. As a result of the overall increase in net revenue, EBITDA for the segment rose to CHF 152 million.

Compared with the previous year, **Enterprise Solutions** reported a 2.1% drop in revenue from external customers to CHF 1,796 million. Tariff reductions introduced on 1 March 2000 as well as a decline in national traffic volumes led to a reduction in revenue from telephony traffic. Revenue from external customers for managed network services dropped by 10.6% compared with the previous year due to a sustained reduction in prices, which cannot be offset by the growing demand for broadband . However, Corporate Communications Solutions reported strong ongoing demand for IP (Internet Protocol) based products and posted a 22.8% increase in revenue. Swisscom anticipates further growth

Swisscom Ltd
Group Media Relations
3050 Berne
Phone +41 31 342 91 93
Fax +41 31 342 06 70
www. swisscom.com
media@swisscom.com

in this business area. Cost reductions were unable to offset the fall in revenue for this segment. EBITDA for the segment as a whole fell compared with the previous year by 6.4% to CHF 247 million.

As part of the measures already announced in the human resources area, approximately 500 and 120 full-time positions are to be cut at Swisscom Fixnet and Enterprise Solutions respectively up to the end of 2002. Wherever possible this will be achieved through normal staff turnover. Employees affected by these measures are entitled to comprehensive benefits under the Swisscom Group's well-developed "social plan".

Revenue from **Mobile** rose year-on-year by 14.5% to CHF 3,127 million. With high market penetration of around 70%, growth in the Swiss mobile market slackened off. Swisscom Mobile played a successful part in the growth of this market and managed to maintain its high market share. The customer base increased to 3.37 million, including a year-end adjustment of 207,000 for inactive prepaid customers. This growth was primarily due to an increase in the number of contract-customers. Voice revenue rose 14.9% year-on-year to CHF 2,092 million on account of the extended customer base. In the data business, revenue rose by 79.6% to CHF 273 million largely as a result of growth in the SMS area. At CHF 83, average revenue per user and month (APRU) was below the previous year's level of CHF 89. Customer acquisition costs were significantly below the previous year's level due to the slowdown in customer growth and the targeted reduction of dealer commissions in the prepaid area. EBITDA improved by 26.5% to CHF 1,876 million, with an EBITDA margin of 47.1%.

debitel posted a local-currency fall in revenue of 3% compared with the previous year. In Swiss francs, the fall in revenue is greater due to currency movements. Growth in the German mobile market slowed in 2001. Tariff reductions and lower commissions and hardware sales led to a 9.5% fall in revenue in Swiss franc terms from debitel's mobile business in Germany. By contrast, revenue from its non-German business advanced by 10.7% in Swiss francs as a result of positive performance in France, the Netherlands and Denmark. In 2001 subscriber numbers increased in all countries, exceeding the 10 million mark for the first time. In November 2001 debitel acquired Talkline Nederland, a Dutch company. EBITDA at debitel rose by 12% to CHF 187 million in 2001. This improvement is attributable to sound performance in non-German business, which posted positive operating income in all countries

Revenue from **Other** areas fell by 8.4% to CHF 1,019 million. This was largely attributable to the 20.9% decline in net revenue from Swisscom Systems to CHF 477 million. The reduction in earnings from the rental and sale of private branch exchanges was offset by an increase in revenue from service business. Revenue from broadcasting fell by 10.9%, largely due to the amended framework agreements with the Swiss Broadcasting Corporation (SRG) and the sale of the satellite business. Internet service provider Bluewin increased revenue from external customers by 22% to CHF 61 million, primarily as a result of higher volumes. In 2001 the number of subscribers rose by 19.2% to 715,000. EBITDA for the